Filed by First Trust Value Line(R) 100 Fund
                           Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed Pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                             Subject Company: First Trust Value Line(R) 100 Fund
                                                         (File Number 811-21336)





PRESS RELEASE

SOURCE:  First Trust Value Line(R) 100 Fund


Shareholders of First Trust Value Line(R) 100 Fund Approve Reorganization into Exchange-Traded Fund


LISLE, IL - (BUSINESS WIRE) - May 17, 2007 - First Trust Advisors L.P.
(FTA) announced that the shareholders of First Trust Value Line(R) 100 Fund (AMEX:FVL), at a special meeting of shareholders, voted to approve the reorganization of FVL with and into First Trust Value Line(R) 100 Exchange-Traded Fund (FVLEF), an exchange-traded fund and newly created series of First Trust Exchange-Traded Fund (FTETF). Under the terms of the reorganization, the assets of FVL will be transferred to, and the liabilities of FVL will be assumed by, FVLEF in exchange for shares of FVLEF. The FVLEF shares will be distributed to FVL shareholders, on a tax-free basis for federal income tax purposes, and FVL will be terminated. It is anticipated that FVL will cease trading on the AMEX on Friday, June 15, 2007 and FVLEF will begin trading on the AMEX on Monday, June 18, 2007, under the "FVL" ticker symbol. The reorganization will be effected on a one share for one share basis based upon the net asset value of FVL on Friday, June 15, 2007.

FVL is a diversified closed-end management investment company. FVL's investment objective is to provide capital appreciation by adhering to a disciplined strategy of investing in a diversified portfolio of the 100 common stocks ranked #1 in Value Line's(R) Timeliness(R) Ranking System.

FVLEF is a diversified series of FTETF, an exchange-traded fund. The investment objective of FVLEF is to seek investment results that correspond generally to the price and yield (before the fund's fees and expenses) of an equity index called Value Line(R) 100 Index. The stock selection methodology for the Index is similar to the investment strategy utilized for FVL. The investment adviser for FVLEF is FTA.




---------------------------------
CONTACT: W. Scott Jardine (630) 241-8798
---------------------------------
SOURCE: First Trust Value Line(R) 100 Fund